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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-42236

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hamilton Clark Sustainable Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1701 Pennsylvania Avenue NW, STE 200
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John J. McKenna	202-461-2252	john.mckenna@hamiltonclark.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co.
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. McKenna _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hamilton Clark Sustainable Capital, Inc. _____ , as of 12/31 _____ , 2 025 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hamilton Clark Sustainable Capital, Inc.

Financial Statements

And

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2025

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE FINANCIAL STATEMENTS 1

FINANCIAL STATEMENTS

Statement of Financial Condition 3

Statement of Operations 4

Statement of Stockholder's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7-11

SUPPLEMENTAL INFORMATION

Schedule I - Computation of Net Capital

Under Rule 15c3-1 of the Securities and Exchange Commission 12

Schedule II -Statement Regarding Reserve Requirements and

Possession or Control Requirements 13

ADDITIONAL REPORTS AND RELATED INFORMATION

Report of Independent Registered Public Accounting Firm on
The Exemption from SEC Rule 15c3-3 Report 14

Exemption Report 15



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Hamilton Clark Sustainable Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamilton Clark Sustainable Capital, Inc. as of December 31, 2025, the related statements of operations, stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hamilton Clark Sustainable Capital, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hamilton Clark Sustainable Capital Inc.'s management. Our responsibility is to express an opinion on Hamilton Clark Sustainable Capital Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Hamilton Clark Sustainable Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II – Statement Regarding Reserve Requirements and Possession or Control Requirements ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of Hamilton Clark Sustainable Capital Inc.'s financial statements. The supplemental information is the responsibility of Hamilton Clark Sustainable Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC
We have served as Hamilton Clark Sustainable Capital, Inc.'s auditor since 2024.
Dallas, Texas
March 6, 2026

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

<u>Assets</u>

Current assets:

Cash	$ 70,594
Accounts receivable customers	29,013
Accounts receivable independent contractor and other	36,553
Prepaid expense	39,766
Deposits	568
Total current assets	176,494

Long-term assets:

Furniture and equipment, at cost:

Furniture and equipment	16,224
Less accumulated depreciation and amortization	(14,092)
Total furniture and equipment, net	2,132

Intangible assets, at net book value:

Capitalized website design	14,680
Less amortization	(1,223)
Total Capitalized website design, net	13,457
Deferred tax asset	42,583
Total long-term assets	58,172
Total assets	$ 234,666

<u>Liabilities and Stockholder's Equity</u>

Current liabilities:

Accounts payable and accrued expenses	$ 10,433
Commissions payable	22,500
Deferred revenue and related expense	10,833
Total current liabilities	43,766

Stockholder's equity :

Common stock ($0.01 par value, 3,000 authorized shares; 100 issued and outstanding shares as of December 31, 2025)	1
Additional paid-in capital	339,039
Accumulated deficit	(148,140)
Total stockholder's equity	190,900
Total liabilities and stockholder's equity	$ 234,666

The accompanying notes are an integral part of the financial statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues		
Advisory and success fees	$	2,520,750
Reimbursed expenses		196,886
Total revenues		2,717,636
Costs and expenses:		
Travel and entertainment		58,526
Salaries and benefits		229,152
Independent contractors fees		2,206,425
General and administrative		141,233
Legal and professional fees		113,497
Depreciation and amortization expense		1,733
Property tax expense		1,704
Total costs and expenses		2,752,270
Net operating loss		(34,634)
Loss before provision (benefit) for income taxes		(34,634)
Provision (benefit) for income taxes		
Federal income tax benefit, deferred		(8,795)
State tax expense		4,645
Total provison for income taxes		(4,150)
Net loss	$	(30,484)

The accompanying notes are an integral part of the financial statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares	Par Value			
Balance at December 31, 2024	100	$ 1	$ 339,039	$ (117,656)	$ 221,384
Net loss	-	-	-	(30,484)	(30,484)
Balance at December 31, 2025	100	$ 1	$ 339,039	$ (148,140)	$ 190,900

The accompanying notes are an integral part of the financial statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

OPERATING ACTIVITIES		
Net loss	$	(30,484)
Adjustments to reconcile net loss		
to net cash used in operations:		
Depreciation and amortization expense		1,733
Deferred tax benefit		(8,795)
Changes in Operating Assets and Liabilities		
Decrease accounts receivable		21,241
Decrease brokerage account		1,003
Increase prepaid expense		(2,085)
Decrease accounts payable, accrued expenses, and commissions payable		(13,046)
Increase deferred revenue and related expense		6,650
Net cash used in Operating Activities		(23,783)
INVESTING ACTIVITIES		
Capitalized website design		(14,680)
Purchase of furniture, fixtures and equipment		(2,399)
Net cash used in Investing Activities		(17,079)
Net cash decrease		(40,862)
Cash at beginning of year		111,456
Cash at end of year	$	70,594
Supplemental disclosure of cash flow information		
Interest paid	$	-
Income tax paid - federal	$	-
Income tax paid - state and local	$	4,645

The accompanying notes are an integral part of the financial statements.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business and operations

Hamilton Clark Sustainable Capital, Inc. (the Company) was incorporated in Delaware on January 24, 1990. The Company is a wholly owned subsidiary of Hamilton Clark & Co., LLC.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company's operations are limited to the distribution of private placements of debt and equity securities to institutional investors, government advisory, and mergers and acquisitions. The U.S. dollar ($) is the functional currency of the Company.

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of fees from investment banking services. The Company has identified its CEO as the chief operating decisions maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Cash and cash flows

For purposes of the statement of cash flows, cash includes demand deposits. The Company maintains deposits primarily in one financial institution. At December 31, 2025, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2025, there is no uninsured cash.

Current Expected Credit Losses ("CECL")

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. Any receivables deemed uncollectible are written off against the allowance. In management's opinion, any potential allowance for credit losses would not be material to the financial statements as of December 31, 2025.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of furniture and equipment is being provided using the straight-line method for financial reporting purposes over estimated useful lives of three to seven years.

Intangible Assets

The Company capitalizes website design costs. These costs are amortized on a straight-line basis over an estimated useful life of three years.

Revenue recognition

The Company recognizes revenues in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Under this guidance, the Company recognizes revenue from sales when performance obligations under the terms of a contract with a customer are satisfied by analyzing exchanges with its customers using a five-step approach (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract(s); (3) determine the transaction price; (4) allocate the transaction price to the performance obligation(s) in the contract(s); and (5) recognize the revenue when (or as) the Company satisfies a performance obligation. Such revenue is recorded at the amount of consideration expected to be received in exchange for the transfer of goods and services to its customers.

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company earns consulting fees (comprised of advisory services and success fees as further described in the following paragraphs). The Company's contracts typically do not have multiple performance obligations or any variable consideration.

Advisory Services Income

The Company earns fees and commissions in connection with the placement and advisory services it provides ($965,750 during 2025) and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Success Fee Income

Revenue is recognized when securities transactions are closed, securities are exchanged and all elements of contractual fulfillment are met. Success Fee revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Success Fees from securities related transactions ($1,555,000 during 2025) are recognized when earned under the respective agreements.

Deferred revenue

Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred income.

Client concentrations

For the year ended December 31, 2025, the Company had the following customers with respect to its revenue concentrations as well as accounts receivable concentrations as of December 31, 2025.

	Revenues	Accounts Receivable
Customer 1	43%	*
Customer 2	11%	*
Customer 3	*	42%

*amounts less than 10%

Income Taxes

The Company files its income tax return on a separate company basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the Financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fair value of financial instruments

In accordance with the reporting requirements of the (FASB) (ASC) Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2025, nor gains or losses reported in the statement of operations and stockholder's equity that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held during the year ended December 31, 2025. The estimated fair value of cash, accounts receivable and accounts payable approximate their carrying amounts due to the nature and short maturity of these instruments.

Recent accounting pronouncements

During the year ended December 31, 2025 and through March 6, 2026, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

In December 2023, the FASB issued Accounting Standards Update 2023-09, Income Taxes (Topic 740), to enhance transparency and decision usefulness of income tax disclosures. The pronouncement is effective for fiscal years beginning after December 15, 2025, and management does not expect a material impact to our disclosures as a result of adoption.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2025, up until the issuance of the financial statements, which occurred on March 6, 2026 and noted no items requiring an adjustment to or disclosure in the accompanying financial statements and notes to the financial statements.

2.   **INCOME TAXES:**

The provision for income taxes for the year ended December 31, 2025, differs from the expected federal income tax expense computed by applying the U.S. federal statutory rate to loss before income taxes primarily because of underestimated prior year income tax expense. The deferred income tax benefit for the year ended December 31, 2025, and corresponding deferred tax asset result from the current year net operating loss carryforward of approximately $52,000. The net operating loss carries forward indefinitely and deductions are subject to taxable income limitations.

A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of the deferred tax asset depends on the ability of the Company to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdiction. As of December 31, 2025, the Company determined that no valuation allowance was necessary.

3.   COMMITMENTS AND CONTINGENCIES:

The Company is party to an operating lease for their corporate office on a month-to-month basis. For the year ended December 31, 2025 rent expense was $6,293.

4.   NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $49,328, which was $44,328 in excess of its required net capital of $5,000. The Company's net capital ratio was .66 to 1.

5.   RULE 15c3-3 EXEMPTION:

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities and (2) investment banking and advisory services including the private placement of debt and equity securities, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

NET CAPITAL

Total Stockholder's Equity Qualified for Net Capital	$	190,900
Less Non-allowable Assets		
Accounts receivable		43,066
Prepaid expense		39,766
Deposit		568
Furniture and equipment		2,132
Capitalized website design		13,457
Deferred tax asset		42,583
Net Capital	$	49,328

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	10,433
Commissions payable		22,500
Aggregate Indebtedness	$	32,933

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$	2,196
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Minimum Net Capital Requirement	$	5,000
Net Capital in Excess of Minimum Required	$	44,328
Net Capital in Excess of Minimum Required at 120% of Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	43,328
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.66 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2025 and the corresponding unaudited filing of Part IIA of the FOCUS Report/Form X-17A5 filed by Hamilton Clark Sustainable Capital, Inc. Accordingly, no reconciliation is necessary.

STATEMENT OF CHANGES IN LIABILITIES TO CLAIMS OF GENERAL CREDITORS

No statement is required as no subordinated liabilities existed at any time during the year.

See Report of Independent Registered Public Accounting Firm

HAMILTON CLARK SUSTAINABLE CAPITAL, INC
SCHEDULE II
STATEMENT REGARDING RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2025

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to: (1) private placement of securities; and (2) investment banking and advisory services including the private placement of debt and equity securities. The Company does not hold funds or securities. As a Non-Covered Firm, the Computation for Determination of Customer Reserve Requirements and Information Relating to Possession or Control Requirements for Customers are not required.



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Hamilton Clark Sustainable Capital, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Hamilton Clark Sustainable Capital, Inc. ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities and (2) investment banking and advisory services including the private placement of debt and equity securities. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2025, without exception.

Hamilton Clark Sustainable Capital Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements throughout the most recent fiscal year, December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hamilton Clark Sustainable Capital Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co.

McBee & Co., PC

Dallas, Texas
March 6, 2026

Hamilton Clark Sustainable Capital, Inc.

1701 Pennsylvania Avenue NW, Suite 200 / Washington, DC 20006
202-461-2252

Hamilton Clark Sustainable Capital, Inc. Assertions

Hamilton Clark Sustainable Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities and (2) investment banking and advisory services including the private placement of debt and equity securities, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hamilton Clark Sustainable Capital, Inc.

I, John J. McKenna, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

John J. McKenna, President

January 10, 2026